UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

INTRODUCTORY NOTE

This Report sets forth certain recent developments relating to Petróleos Mexicanos, and shall be deemed to be incorporated by reference into and made a part of the Offering Circular of Petróleos Mexicanos dated January 27, 2009, as supplemented by the First Supplement to the Offering Circular, dated September 3, 2009, relating to its U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

RECENT DEVELOPMENTS

Information on the Company

Energy Reform

On September 22, 2009, the new Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) were published in the Diario Oficial de la Federación (Official Gazette of the Federation). The Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs relate to the oversight of Petróleos Mexicanos and its subsidiary entities, as well as their relations with the Federal Government of Mexico. The Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs became effective as of September 23, 2009.

On September 24, 2009, the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos) was published in the Official Gazette of the Federation. The Organic Statute of Petróleos Mexicanos became effective as of September 25, 2009.

Recent Financings

•

On September 18, 2009, Petróleos Mexicanos issued U.S. $1,500,000,000 of 4.875% Notes due 2015. The notes are guaranteed jointly and severally by Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica.

•

Petróleos Mexicanos expects to issue Swiss Franc 350,000,000 of 3.50% Notes due 2014 on or about October 13, 2009. The notes will be guaranteed jointly and severally by Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Antonio López Velarde

Antonio López Velarde

Deputy Manager of Capital Markets

Date: September 29, 2009

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.